                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For July 23, 2004


                       Distribution and Service D&S, Inc.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                  Avenida Presidente Eduardo Frei Montalva 8301
                 -----------------------------------------------
                                    Quilicura
                                    ---------
                                    Santiago
                                    ---------
                                      Chile
                    ----------------------------------------
                    (Address of principal executive offices)


                      Form 20-F  X       Form 40-F
                                ---                ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                            Yes             No  X
                                ---            ---

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                                 RELEVANT EVENT

                                                    Santiago, 19th of July, 2004
Mr.
Alejandro Ferreiro Yazigi
Superintendent
SUPERINTENDENCY OF SECURITIES AND INSURANCE
Santiago

Mr. Superintendent:

Pursuant to that which is established in the ninth clause, second section of the tenth article of Law number 18.045 and General Character Regulation number 30 of such Superintendency, I hereby communicate the following relevant event of the company Distribucion y Servicio D&S ("D&S"):

During session number 235 of the Board of Directors of D&S, the communication made by the shareholders Empresas Almac S.A., Servicios Profesionales de Comercializacion S.A., Servicios e Inversiones Trucha S.A. and Future Investments S.A., was acknowledged, whereby they communicated their intent to waive, on a timely basis, their respective preemptive rights to subscribe and pay the shares that correspond to the capital increase agreed during the General Extraordinary Meeting that was held on April 12th of this year, to be offered by the Company and that correspond to the preemptive right to subscribe and pay a total of one hundred seventy seven million one hundred thirty seven thousand six hundred thirty six shares, except for the preemptive rights that are necessary in order to subscribe and pay a total of ten million five hundred thousand shares which will be subscribed in order to develop an acquisition plan for the acquisition of shares by employees of the Company or its affiliates. Without prejudice to the previous, the controlling shareholders will place jointly, in the public offering of such shares that may take place, an order for at least fifty million shares.

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Being aware of the intentions of the mentioned controlling shareholders to acquire in Chile at least fifty million shares, and to subscribe directly ten million five hundred thousand shares, which represent almost 25% of the shares that will be offered to the public, the Board of Directors, by a unanimous vote agreed to offer to national and international investors the total issuance of shares through the Chilean stock exchange. The previous is with the exception of the preemptive right of ADR holders that will be registered with the Securities and Exchange Commission (SEC) for the direct offer in the stock exchange of the United States of America. In view of the previous, it was agreed not to continue with the contracting of the investment bank Morgan Stanley for the purpose of international placing.


Cordially yours,


Miguel Nunez Sfeir
Chief Financial Officer

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DISTRIBUCION Y SERVICIO D&S S.A.




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                              DISTRIBUCION Y SERVICIO D&S S.A.



                                              By: /s/ Miguel Nunez
                                                 -------------------------
                                                 Chief Financial Officer



Dated:  July 23, 2004